1040-999 W. Hastings Street Vancouver, BC, Canada V6C 2W2 Tel: 604.683-1102 Fax: 604.683.2643

Our File No. 1707
June 14, 2007

VIA EMAIL & EDGAR: delaneyd@sec.gov

Attention: Donald Delaney

United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street. N.E.
Washington, DC
20549-7010

Dear Mr. Delaney

re:

Canarc Resource Corp. (the "Company")
Form 20F for the Fiscal Year Ended December 31, 2005
File Number 000-18860

Thank you for your letter dated May 31, 2007. Further to our June 5, 2007 letter to you on this matter, we confirm that the Company has completed its draft response and that it has been sent to their auditors for final review. We expect to be in a position to respond by the end of next week.

    Please call or email (slockwood@vectorlaw.com) should you have any questions or comments.

Yours very truly,

Vector Corporate Finance Lawyers

Per: “Stewart L. Lockwood”

Stewart L. Lockwood

Cc: Canarc Resource Corp. (Attn: Philip Yee via email)